UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Venture Lending & Leasing VI, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
NONE
(CUSIP Number)
July 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE

1.	NAMES OF REPORTING PERSONS. Cedarwood Ventures Pte. Ltd I.R.S. Identification Nos. of above persons (entities only). None

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5.	SOLE VOTING POWER

NUMBER OF		8,500

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,500

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer: Venture Lending & Leasing VI, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Venture Lending & Leasing VI, Inc. 2010 North First Street, Suite 310 San Jose, California 95131 United States of America
Item 2.

(a)	Name of Person Filing: Cedarwood Ventures Pte. Ltd

(b)	Address of Principal Business Office:

168 Robinson Road #37-01 Capital Tower Singapore 068912

(c)	Citizenship: Singapore

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: None.
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership
Cedarwood Ventures Pte. Ltd is a private limited company organized under the laws of Singapore (“Cedarwood”). Cedarwood owns 8.5% of the outstanding membership interests of Venture Lending & Leasing VI, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock). The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer. As a result, Cedarwood may be deemed to beneficially own 8,500 shares (or 8.5%) of the outstanding shares of Common Stock of the Issuer (the “Cedarwood Shares”). Cedarwood disclaims beneficial ownership of the Cedarwood Shares except to the extent of its ownership of membership interests of the Company.
GIC Special Investments Pte Ltd is a private limited company organized under the laws of Singapore (“GIC-SI”). GIC-SI has investment authority with respect to the securities owned by Cedarwood. By reason of such authority, GIC-SI may be deemed to beneficially own the Cedardwood Shares. The Government of Singapore Investment Corporation Pte Ltd (“GIC”) is a private limited company organized under the laws of Singapore. GIC is the parent of GIC-SI and a holding company for investments made by or under the authority of the Government of Singapore. Because GIC is the parent of GIC-SI, GIC and the Government of Singapore may each be deemed to beneficially own the Cedardwood Shares. Each of GIC-SI, GIC and the Government of Singapore disclaims beneficial ownership of the Cedardwood Shares except to the extent of their pecuniary interest, direct or indirect, in Cedardwood.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
By virtue of GIC-SI’s investment authority with respect to the securities owned by Cedardwood, GIC’s position as the parent of GIC-SI, and the Government of Singapore’s position of control with respect to GIC, Cedarwood, GIC-SI, GIC and the Government of Singapore may be deemed to be members of a Securities Exchange Act of 1934 Section 13(d) group; however, each of Cedarwood, CIG-S, GIC, and the Government of Singapore expressly disclaims membership in any such group.
Item 9. Notice of Dissolution of Group
Not applicable.

Page 4 of 5 pages

Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing VI, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2010	Cedarwood Ventures Pte. Ltd
	By:	/s/ Ashok Samuel
		Name:	Ashok Samuel
		Title:	Director

Page 5 of 5 pages